Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Rocky Mountain Chocolate Factory, Inc.	Colorado
Aspen Leaf Yogurt, LLC	Colorado
U-Swirl, Inc. (1)	Nevada
U-Swirl International, Inc. (2)	Nevada

(1)

As of February 28, 2015, Rocky Mountain Chocolate Factory, Inc. holds a 39% interest in U-Swirl, Inc.. Additionally, Rocky Mountain Chocolate Factory, Inc. has the right to acquire approximately 26,271,000 shares of common stock of U-Swirl, Inc. through the conversion of convertible debt owed by U-Swirl, Inc. to our company. If Rocky Mountain Chocolate Factory, Inc. exercised this conversion right, it believes it would hold approximately 72% of U-Swirl, Inc.’s common stock.

(2)	U-Swirl International, Inc. is a wholly-owned subsidiary of U-Swirl, Inc.